UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934


	TEMECULA VALLEY BANCORP INC.
(Exact name of Registrant as specified in its charter)


	DELAWARE		             46-0476193
(State of Incorporation		IRS Employer Identification No.
     Or Organization)


	27710 Jefferson Avenue, Suite A100, Temecula, CA              92590
(Address of Principal Executive Offices)	(Zip Code)



		If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to
General Instruction A.(c), check the following box     .

		If this form relates to the registration of a class of securities
pursuant to General Instruction A.(d), check the following box   X .

		Securities Act registration statement file number to which this form relates: _________________________________________ (if applicable).

		Securities to be registered pursuant to Section 12(b) of the Act:

		 Name of Each Exchange
	Titles of Each Class	  on Which Each Class
	To Be So Registered 	  is to be Registered





		Securities to be registered pursuant to Section 12(g) of the Act: common stock, $.001 par value
(Title of Class)

	warrants to purchase common stock, $.001 par value
(Title of Class)



INFORMATION REQUIRED IN
REGISTRATION STATEMENT

ITEM 1.	Description of Registrant's Securities to be Registered.

	INTRODUCTION

		On June 3, 2002, Temecula Valley Bank, N.A., a national banking association organized under the laws of the United States ("Bank"), completed its holding company reorganization (the "Reorganization"), whereby the Bank became the wholly owned subsidiary of Temecula Valley Bancorp Inc., a Delaware corporation ("Registrant").

		Pursuant to the Bank and Registrant Amended and Restated Plan of Reorganization dated as of April 2, 2002, each outstanding share of Bank common stock was exchanged for one share of common stock of Registrant and each outstanding warrant to purchase one share of Bank common stock became an outstanding warrant to purchase one share of Registrant common stock.

		U.S. Stock Transfer Corporation, Glendale, California, is Registrant's transfer agent.

		The filing of this Form 8-A by Registrant registers its common stock and warrants with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act").
The Bank previously filed Exchange Act reports with the Comptroller of the Currency.

		COMMON STOCK

		Authorized and Outstanding Stock. Registrant has authorized capitalization of 40,000,000 shares of common stock, $.001 per share par value. As of April 30, 2002, as a result of the reorganization, 3,666,714 shares of Registrant common stock were issued and outstanding.

		Voting Rights. All voting rights are vested in the holders of common stock with each share entitled to one vote, except with respect to the election of directors, as described below.

		For the election of directors, California law provides that every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute the shareholder's votes on the same principal among any or all of the candidates, as the shareholder thinks fit.
The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. However, a shareholder may cumulate votes only for a candidate or candidates whose names have been placed in nomination prior to the voting, and only if the shareholder has given notice at the meeting prior to the voting at such meeting of his or her intention to cumulate his or her votes. If any one shareholder has given such notice, all shareholders may cumulate votes for candidates in nomination. The shareholders of the Registrant will have cumulative voting rights, as described above, so long as California law is applicable to the operations of the Registrant.

		Dividend Rights. Holders of Registrant common stock are entitled to dividends legally available therefor, when and as declared by the Bank's
Board of Directors. Registrant is subject to applicable Delaware and California law and applicable federal law with respect to the payment of dividends.

		The Delaware General Corporation Law provides that dividends may be paid only: (1) out of a corporation's surplus (generally, the amount of net assets in excess of the greater of the aggregate par value of the capital stock or Board of Director determined capital); or (2) if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, unless depreciated values in property or losses have diminished capital to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon asset distribution (in which case, the deficient amount in the preference must be replenished before dividends are declared and paid.)

		The California General Corporation Law provides that a corporation may make a distribution to its shareholders if retained earnings immediately prior to the dividend payout at least equal the amount of the proposed distribution. In the event that sufficient retained earnings are not available for the proposed distribution, a corporation may, nevertheless, make a distribution, if it meets both the "quantitative solvency" and the "liquidity" tests provide in California law. In general, the quantitative solvency test requires that the sum of the assets of the corporation equal at least 1-1/4 times its liabilities. The liquidity test generally requires that a corporation have current assets at least equal to current liabilities, or, if the average of the earnings of the corporation before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the interest expense of the corporation for such fiscal years, then current assets must equal at least 1-1/4 times current liabilities.

		In addition, federal regulatory agencies have the authority and general enforcement powers to prohibit a bank from engaging in practices which they consider to be unsafe or unsound. It is possible, depending upon the financial condition of Bank, Registrant and other factors, that the Comptroller of the Currency and the Federal Reserve Board could assert that the payment of dividends or other payments might under some circumstances be such an unsafe or unsound practice and thereby prohibit such payment. The Federal Deposit Insurance Corporation Improvement Act of 1991 further prohibits a bank from paying a dividend if the dividend payment would result in the bank failing to meet any of its minimum capital requirements.

		Assessment of Shares. Shares of Registrant are not subject to assessment.

		Liquidation Rights. Subject to superior liquidation rights that may come into existence in the future, holders of Registrant common stock will have a pro rata right to participate in Registrant's assets legally available for distribution in the event of liquidation or dissolution.

		Preemptive Rights. The holders of Registrant's common stock do not have preemptive rights to subscribe to any additional shares of the Registrant's common stock that may be issued. Therefore, shares of Registrant's common stock or other securities may be offered in the future to the investing public or to shareholders at the discretion of Registrant's
Board of Directors, and such other securities may have rights that are senior to those of the shares of Registrant common stock.

		Dissenter's Rights. In certain merger and reorganization transactions, shareholders of Registrant are entitled to exercise rights of dissent and demand payment of the cash value of their shares instead of receiving the consideration in any such transaction. Such rights would be dictated by California and Delaware law, to the extent applicable. The rights under state law are very detailed with specific steps that must be taken to perfect rights and establish the price of the shares to be tendered.

		WARRANTS

		Authorized and Outstanding Warrants. As of April 30, 2002 the Bank had 194,409 warrants outstanding. After the Reorganization, each warrant will entitle the holder thereof to purchase one share of Registrant common stock at an exercise price of $5.00 per share. The warrants will expire on June 22, 2003. The exercise price and the number of shares of common stock purchasable upon exercise of each warrant is subject to antidilution adjustments in certain events, including a stock split or stock dividend.

		No adjustment in the number of shares purchasable upon exercise of the warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. No fractional shares will be issued upon exercise of warrants, but the Registrant will pay the market value of any fractional shares otherwise issuable.

		In the event of a consolidation, merger or sale or conveyance of the property of the Registrant, the Registrant may, but is not required to, enter into an agreement, with the acquiring corporation for the warrants to be assumed, with the holder or each outstanding warrant to have the right, upon payment of the exercise price, to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of common stock into which such warrants were exercisable immediately prior thereto. If such an agreement is not entered into with the acquiring corporation, then the holders of the warrants will be given notice, at least 30 days prior to the last date on which the warrants will be exercisable, of the proposed transaction and the last date to exercise.

		The Registrant will authorize and reserve for issuance the shares of common stock initially issuable upon exercise of the warrants. When delivered, such shares of common stock shall be fully paid and non-assessable.

		Warrant holders will not be entitled, by virtue of being such holders, to receive dividends or to consent to or to receive notice as shareholders in respect to any meeting of shareholders for the election of directors of the Registrant or any other matters, or to vote at any such meeting, or to any other rights whatsoever as shareholders of the Registrant. Warrant holders are encouraged to request information about the Bank and Registrant before they exercise the warrants.

ITEM 2.	EXHIBITS

2.	Bank and Registrant Amended and Restated Plan of
Reorganization dated as of April 2, 2002.

3.(i)	Certificate of Incorporation of Temecula Valley
Bancorp Inc.

3.(ii)	Bylaws of Temecula Valley Bancorp Inc.

4.(i)	Common Stock Certificate of Temecula Valley Bancorp
Inc.

4.(ii)	Warrant Certificate of Temecula Valley Bank, N.A., as
adopted by Temecula Valley Bancorp Inc.

SIGNATURES

		Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated: June 3, 2002	TEMECULA VALLEY BANCORP INC.
(Registrant)


By:	 /S/ DONALD A. PITCHER
	DONALD A. PITCHER
	Chief Financial Officer


EXHIBIT INDEX

Exhibit	Description

2.	Bank and Registrant Amended and Restated Plan of
Reorganization dated as of April 2, 2002.

3.(i)	Certificate of Incorporation of Temecula Valley Bancorp
Inc.

3.(ii)	Bylaws of Temecula Valley Bancorp Inc.

4.(i)	Common Stock Certificate of Temecula Valley Bancorp Inc.

4.(ii)	Warrant Certificate of Temecula Valley Bank, N.A. as
adopted by Temecula Valley Bancorp Inc.

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	Exhibit Index on Page 5	0146-5\Form 8-A\w